Filed Pursuant to Rule 424(b)(5)

Registration No. 333-213926

Supplement No. 2 dated February 18, 2020 to Prospectus Supplement dated September 4, 2018

(to Prospectus dated October 17, 2016)

This Supplement No. 2 to Prospectus Supplement supplements and amends the Prospectus Supplement dated September 4, 2018, as amended by that supplement dated March 1, 2019, or the ATM Prospectus Supplement, filed by us. This Supplement No. 2 to Prospectus Supplement should be read in conjunction with the ATM Prospectus Supplement and the base prospectus dated October 16, 2016, or the Base Prospectus.

We have previously entered into a sales agreement, or the ATM Sales Agreement, with RBC Capital Markets, LLC, or RBCCM, relating to shares of our common stock. In accordance with the terms of the ATM Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $50.0 million from time to time through RBCCM.

We filed the ATM Prospectus Supplement to the Base Prospectus to register the offer and sale of shares of our common stock from time to time pursuant to the ATM Sales Agreement having an aggregate offering price of up to $3,180,757, or the Offering.

We did not sell any shares of common stock pursuant to the ATM Prospectus Supplement. The purpose of this Supplement No. 2 to Prospectus Supplement is to terminate the Offering under the ATM Prospectus Supplement and the Base Prospectus, effective on the date of this Supplement No. 2 to Prospectus Supplement.

The date of this Supplement No. 2 to Prospectus Supplement is February 18, 2020